DIAMOND OFFSHORE DRILLING, INC.

15415 KATY FREEWAY

HOUSTON, TEXAS 77094

June 14, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diamond Offshore Drilling, Inc.

Pre-Effective Amendment No. 2 on Form S-3 to

Registration Statement on Form S-1 (No. 333-257281)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Diamond Offshore Drilling, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effectiveness of Pre-Effective Amendment No. 2 on Form S-3 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-257281) be accelerated to Friday, June 17, 2022 at 9:00 a.m. Eastern time, or as soon thereafter as practicable.

Please direct any questions regarding this request to Shelton Vaughan at (713) 402-3906.

Very truly yours,

Diamond Offshore Drilling, Inc.

By:	/s/ David L. Roland
David L. Roland
Senior Vice President, General Counsel and Secretary

cc:	Shelton M. Vaughan

Duane Morris LLP